EX-99.B(d)(2)(ix)

APPENDIX B

ARTISAN INVESTMENT SUB-ADVISORY AGREEMENT

FEE AGREEMENT

WELLS FARGO MASTER TRUST

This fee agreement is made as of the 6th day of October, 2004, by and between Wells Fargo Master Trust (the “Trust”), Wells Fargo Funds Management, LLC (the “Adviser”) and Artisan Partners Limited Partnership (the “Sub-Adviser”).

WHEREAS, the parties have entered into an Investment Sub-Advisory Agreement (“Sub-Advisory Agreement”) whereby the Sub-Adviser provides management and other services to each series of the Trust listed in Appendix A to the Sub-Advisory Agreement (each a “Fund” and collectively the “Funds”); and

WHEREAS, the Sub-Advisory Agreement provides that the fees to be paid to the Sub-Adviser are to be as indicated on this Appendix B;

NOW THEREFORE, the parties agree that the fees to be paid to the Sub-Adviser under the Sub-Advisory Agreement shall be calculated and paid on a monthly basis by applying the annual rates indicated below to the Fund’s average daily net assets throughout the month:

Name of Fund	Sub-Advisory Rate*
International Growth Portfolio	0-250M >250M	0.70% 0.50%

If the Sub-Adviser shall provide management and other services for less than the whole of a month, the foregoing compensation shall be prorated based on the number of days in the month that such Sub-Adviser provided management and other services to the Funds.

*	On November 8, 2005, the Board of Trustees approved certain sub-advisory fee rate changes effective January 1, 2006.

The foregoing fee schedule is agreed to as of November 8, 2005 and shall remain in effect until changed in writing by the parties.

WELLS FARGO MASTER TRUST on behalf of the Fund

By:	/s/ C. DAVID MESSMAN
C. David Messman Secretary

WELLS FARGO FUNDS MANAGEMENT, LLC

By:	/s/ ANDREW OWEN
Andrew Owen Senior Vice President

ARTISAN PARTNERS LIMITED PARTNERSHIP By Artisan Investment Corporation, its general partner

By:	/s/ JANET D. OLSEN
Janet D. Olsen Vice President

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